Exhibit 99.1

MEGAL Pipeline: GDF SUEZ strongly disputes

the European Commission decision

GDF SUEZ has received the European Commission decision regarding the Megal pipeline, which serves to supply the French market, transiting natural gas across Germany from Russia.

The Group expresses its complete disagreement with the Commission’s conclusion that GDF SUEZ and EON had colluded until 2005 (the supposed violation having now come to an end) to limit competition on their respective markets. The Group also calls attention to the fact that the legal and regulatory context of the time was very different from that of the energy market today.

GDF SUEZ reiterates that it has always sought to develop and strengthen its presence in Germany. Currently, the Group is EON’s main foreign competitor in the German natural gas market and a key player in opening the German energy market.

Therefore, the Group cannot accept the charges that have been made against it and will be filing an appeal of the Commission’s decision with the European Union’s Court of First Instance.

One of the world’s leading energy providers, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream and downstream. The Group develops its businesses (energy, energy services and environment) based on a responsible-growth model with the aim of meeting great challenges: responding to energy needs, ensuring security of supply, combating climate change and optimizing the use of resources. GDF SUEZ relies upon diversified supply sources as well as flexible and high-performance power generation to provide innovative energy solutions for individuals, public authorities and businesses. The Group employs 200,000 people worldwide and in 2008 achieved revenues of EUR 83.1 billion. GDF SUEZ is listed on the Brussels, Luxembourg and Paris Stock Exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press Contacts: Tel. France: +33 (0)1 5704 2435 Tel. Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations Contact: Tel: +33 (0)1 5704 6629 E-Mail: ir@gdfsuez.com

GDF SUEZ Corporate Headquarters

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 5704 0000

GDF SUEZ - SA with a capital of 2,259,041,838 euros - RCS Paris 542 107 651

www.gdfsuez.com